

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2024

Kyle Lorentzen
Chief Fianancial Officer
CommScope Holding Company, Inc.
3642 E. US Highway 70
Claremont , North Carolina 28610

> **Re: CommScope Holding Company, Inc.**
> **Form 10-K for the year ended February 29, 2024**
> **File No. 001-36146**

Dear Kyle Lorentzen:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing